Filed pursuant to Rule 425
Filing Person: Corporate Property Associates 16 — Global Incorporated
Subject Company: Corporate Property Associates 14 Incorporated
File Number: 001-32162
December 16, 2010
Dear CPA®:16 — Global Shareholder,
     Your recent request to redeem «Shares» shares of CPA®:16 — Global has been received. Before your redemption is processed, we would like to provide you with an update regarding CPA®:16 — Global.
     On December 14, 2010, CPA®:16 — Global announced a proposed merger with CPA®:14, a non-traded REIT also managed by W. P. Carey & Co. LLC. In connection with this transaction, the per share estimated net asset value of CPA®:16 — Global was updated to reflect the estimated value of its portfolio as of September 30, 2010, which was $8.80 per share. This new estimated NAV was based in part on the valuations of CPA®:14’s real estate portfolio as determined by a third-party valuation firm. Investors seeking additional information should read the Form 8-K filed with the Securities and Exchange Commission on December 14, 2010, which can be found at www.cpa16global.com.
     We wanted to inform you about this proposed transaction before we processed your redemption request because the current redemption price is lower than the estimated net asset value that was in place when you submitted your redemption request. If you would still like your redemption to be processed at the updated per share estimated net asset value of $8.80 (less the applicable redemption fee), no further action needs to be taken. If for any reason you would like to withdraw your redemption request, please complete the attached form and return to us by mail or fax no later than 5:00pm Pacific Standard Time, Monday, December 27, 2010.
     Please feel free to call our Investor Relations Department at 1-800-WP CAREY with any questions that you may have.
     Thank you in advance for your attention to this matter.

Best regards,

Joshua A. Kane
Operations Manager

Cautionary Statement Concerning Forward-Looking Statement:
     This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of Corporate Property Associates 16 —Global Incorporated (“CPA®:16 — Global”) and can be identified by the use of words such as “may,” “will,” “should,” “would,” “seeks,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” and other comparable terms. It is important to note that CPA®:16 — Global’s actual results could be materially different from those projected in such forward-looking statements. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect CPA®:16 — Global’s future results, performance, achievements or transactions.
     Factors that could cause actual results or other outcomes to differ materially from those described in this communication include, among others: changes in national or regional economic and business conditions, including changes in interest rates and the availability and cost of capital; the possibility that various closing conditions to the proposed merger and the Corporate Property Associates 14 Incorporated (“CPA®:14”) asset sales may not be satisfied or waived and, as a result, the proposed merger and the CPA®: 14 asset sales may not be consummated; the possibility that the UPREIT reorganization contemplated in connection with the proposed merger will not be approved by stockholders and thus will not occur; the risks and uncertainties associated with obtaining the debt financing and the equity financing necessary to consummate the proposed merger; potential liability under, and changes in, environmental, zoning, tax and other laws; and other factors.
     All subsequent written and oral forward-looking statements attributable to CPA®:16 — Global or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. CPA®:16 — Global does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information About This Transaction:
     CPA®:16 — Global will file with the Securities and Exchange Commission a registration statement on Form S-4 which will include proxy statements of CPA®:14 and CPA®:16 — Global and a prospectus of CPA®:16 — Global. CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials that are filed by CPA®:14, CPA®:16 — Global, Corporate Property Associates 17 — Global Incorporated (“CPA®:17 — Global”) and W. P. Carey & Co. LLC (“W. P. Carey”) with the SEC. These documents will contain important information with respect to the proposed merger and the other transactions contemplated by the merger agreement and should be read carefully and in their entirety. When documents are filed with the SEC, they will be available for free at the SEC’s website at http://www.sec.gov. Certain of these documents will also be available for free by accessing CPA®:14’s website at http://www.cpa14.com, CPA®:16 — Global’s website at http://www.cpa16.com, CPA®:17 — Global’s website at http://www.cpa17global.com or W. P. Carey’s website at http://www.wpcarey.com.
     CPA®:14, CPA®:16 — Global and W. P. Carey’s directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Return form to:
W. P. Carey & Co. LLC, c/o Phoenix American Financial Services, Attn: Denise Banks, 2401
Kerner Blvd., San Rafael, CA 94901
Fax: 415-485-4553, ATTN: DENISE BANKS
Investor number: «Investor»
Name of Investor(s): «Investor_Name_Proper»
Telephone Number: _________________
I/We would like to withdraw the redemption request previously submitted.

Investor Signature:	Joint Investor Signature: